Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Primo Energy, Inc.
7350 Trade Street, Suite B
San Diego, CA 92121
https://www.primoenergy.com/

Up to $1,069,998.96 in Common Stock at $2.19
Minimum Target Amount: $9,999.54

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Primo Energy, Inc.
Address: 7350 Trade Street, Suite B, San Diego, CA 92121
State of Incorporation: DE
Date Incorporated: November 12, 2019

Terms:

Equity

Offering Minimum: $9,999.54 | 4,566 shares of Common Stock
Offering Maximum: $1,069,998.96 | 488,584 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $2.19
Minimum Investment Amount (per investor): $249.66

**Maximum number of shares offered subject to adjustment for bonus shares. See bonus info below.*

Voting Rights of Securities Sold in this Offering

Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Investment Incentives*

Early Bird

Friends and Family - First 72 hours | 15% bonus shares

Super Early Bird - Next 72 hours | 10% bonus

Early Bird Bonus - Next 7 days | 5% bonus shares

Volume

Tier 1 perk - ($5,000+ 50% disc. on Primo Seedling)

Tier 2 perk - ($10,000+ 5% bonus shares)

Tier 3 perk - ($25,000+ 10% bonus shares)

**All perks occur when offering is complete.*

The 10% StartEngine Owners' Bonus

Primo Energy, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $2.19 / share, you will receive 10 additional shares of Common Stock, meaning you'll own 110 shares for $219. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

The Company and its Business

Company Overview

Most of what Primo Energy, Inc. does is off grid distributed generation (charging batteries for different applications). We started with just wind and developed a patented blade and rotor system to make wind more efficient, and then, we realized the best way to keep batteries charged was with a combination of wind and solar. So, now our system uses wind and solar to charge batteries for many uses including lighting, device charging, cameras, wifi extension and more.

Currently, we sell and service our products. With the expansion of rural wifi, we believe there are opportunities for recurring revenue for both wifi and energy production.

We have been manufacturing and selling four key designs: our EnergiPlant, EnergiTree, Force Turbine, and Seedling. We also provide custom military products.

Primo Energy was originately incorporated as "Primo Wind, Inc." under the laws of California on Dec. 26, 2012. The company changed its name to "Primo Energy, Inc." and converted into a Delaware corporation on Nov. 12, 2019.

Summary of the complaint and current status of Panetta v. Primo Energy

The Panettas are note holders and whose son sat on the Company's board, filed a lawsuit against the Company on 10/02/2020. The son resigned just prior to the lawsuit being filed. The lawsuit was initiated soon after the note holder requested to convert at a $3M valuation and the Company declined the request. The Company considered the valuation to be far below what we deemed the valuation to be especially when a banker had said our patents alone could be worth $20M. The Note states the "Lender" has the right to convert at maturity, any or all of their unpaid interest into equity of the "Borrower" at a valuation provided by a third party, capped at $8,000,000 with a 10% discount or $7,200,000. An independent 409A valuation was obtained by the Company and not accounting for the value of the patents, the value was $7,400,000 which is above the discounted valuation. Our attorneys are handling the case and our intent is to pay these note holders back in full prior to our July 2022 court date. In addition, we are considering a counter suit against the son who broke with fiduciary duties required of board members.

Competitors and Industry

There are many companies similar to ours, but our main difference is that we provide power in the 2-5kW size. This is small enough to fit into urban uses and yet still provides enough power such as all that is needed for the typical Caribbean home. Smaller sizes like 400-500W don't provide enough power to be meaningful and larger 10kW systems are large enough to require much more space and can't fit on rooftops or in urban environments.

Our market range is 1-5KW. There are many players below 1KW, such as Nature Power and Aero Wind, and they do not produce much power at all. There are players at 10KW and above, such as Bergey, but they are no longer portable or suitable for urban environments.

Current Stage and Roadmap

We have patented and fully developed products that are selling now (i.e., EnergiPlant, EnergiTree, Force Turbine, and Seedling).

We also have a few more products that are tested and patented but not in production yet. These three products that we have tested and are ready to go to market are: 1. The Primo Spark-Consumer oriented back up power supply. 2. The EPP-A back up power supply designed specifically for military application. 3. The Re-Wind-Which is a roof top wind turbine using exhaust air from buildings.

We plan to grow into other areas that include commercial wind farms where we are about to start our first project. We are looking at some high desert land and talking to possible off-takers for utility scale power. We are also testing wave energy along the coast where we are in the prototype stage. We are building a small scale wave energy device to test before we go onto full scale production. We believe that both of these new areas have tremendous potential.

The Team

Officers and Directors

Name: Edward (Ned) McMahon

Edward (Ned) McMahon's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CEO & Director
  Dates of Service: December 26, 2012 - Present
  Responsibilities: Overall responsibility for company. Edward received equity in the company but currently does not take a salary or compensation in the form of equity.

Other business experience in the past three years:

- **Employer:** One Ocean Nation
  Title: Founder/Writer
  Dates of Service: September 01, 2012 - Present
  Responsibilities: Responsible for setting the mission and vision of a company.

Other business experience in the past three years:

- **Employer:** University of San Diego's Kroc School of Peace Studies
  Title: Board Member
  Dates of Service: January 01, 2010 - August 01, 2020
  Responsibilities: Advising the company.

Name: Christinia Marc

Christinia Marc's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Secretary, Treasurer, and Director
  Dates of Service: August 08, 2016 - Present
  Responsibilities: Day to day admin of the company. Christinia received equity in the company but currently does not take a salary or compensation in the form of equity.

- **Position:** Administration Manager
  Dates of Service: October 01, 2014 - Present
  Responsibilities: Administration of the company.

Name: Josh Franklin

Josh Franklin's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** COO & Director
  Dates of Service: June 15, 2018 - Present
  Responsibilities: General operations. Josh received equity in the company but currently does not take a salary or compensation in the form of equity. Josh works with the company 40 hours a week.

Other business experience in the past three years:

- **Employer:** BayWa r.e. Wind, LLC
  Title: Renewable Energy
  Dates of Service: June 01, 2016 - December 01, 2018
  Responsibilities: Responsible for acquisitions, financial due diligence, project development, agency management, and power marketing.

Other business experience in the past three years:

- **Employer:** Progression Energy
  Title: Chief Development Officer
  Dates of Service: January 01, 2019 - June 01, 2020
  Responsibilities: Overseeing the financial stability, fundraising, or growth of the organization.

Other business experience in the past three years:

- **Employer:** Progression Energy
  Title: Chief Operating Officer
  Dates of Service: June 01, 2020 - Present
  Responsibilities: Overall direction and strategy with responsibility for Progression's Japan and Caribbean businesses.

Name: Jerry Lang

Jerry Lang's current primary role is with Retired. Jerry Lang currently services 2 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Director
  Dates of Service: January 01, 2019 - Present
  Responsibilities: Advising the company. Jerry received equity in the company but currently does not take a salary or compensation in the form of equity.

Name: Venkat Shastri

Venkat Shastri's current primary role is with . Venkat Shastri currently services N/A hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the common stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess

The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited

Any stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Terms of subsequent financings may adversely impact your investment

We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

Minority Holder; Securities with Voting Rights
The common stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We have existing patents that we might not be able to protect properly
One of the Company's most valuable assets is its intellectual property. The Company's owns 16 trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the

rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Edward McMahon	1,800,500	Common Stock	14.34
Jerry Taylor Lang	2,219,500	Common Stock	17.67
Randall Vecchion	1,485,500	Common Stock	11.83
William Fitzmaurice	1,750,000	Common Stock	13.93

The Company's Securities

The Company has authorized Common Stock, Preferred Stock, and Convertible Note. As part of the Regulation Crowdfunding raise, the Company will be offering up to 488,584 of Common Stock.

Common Stock

The amount of security authorized is 14,000,000 with a total of 12,559,728 outstanding.

Voting Rights

1 vote per share

Material Rights

The total amount outstanding includes 1,155,833 shares to be issued pursuant to stock options, reserved but unissued.

Voting Rights of Securities Sold in this Offering

Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Right of First Refusal

No stockholder shall, directly or indirectly, sell, assign, pledge, or in any manner transfer any of the shares of stock of the Corporation or any right or interest therein, whether voluntarily or by operation of law, or by gift or otherwise (each, a "Transfer"), except by a Transfer which meets the requirements hereinafter set forth in this Section 46:

(a) If the stockholder desires to Transfer any of his shares of stock, then the stockholder shall first give written notice thereof to the Corporation. The notice shall name the proposed transferee and state the number of shares to be Transferred, the proposed consideration, and all other terms and conditions of the proposed Transfer.

(b) For 30 days following receipt of such notice, the Corporation shall have the option to purchase all (but not less than all) of the shares specified in the notice at the price and upon the terms set forth in such notice; provided, however, that, with the consent of the stockholder, the Corporation shall have the option to purchase a lesser portion of the shares specified in said notice at the price and upon the terms set forth therein. In the event of a gift, property settlement or other Transfer in which the proposed transferee is not paying the full price for the shares, and that is not otherwise exempted from the provisions of this Section 46, the price shall be deemed to be the fair market value of the stock at such time as determined in good faith by the Board. In the event the Corporation elects to purchase all of the shares or, with consent of the stockholder, a lesser portion of the shares, it shall give written notice to the transferring stockholder of its election and settlement for said shares shall be made as provided below in paragraph (d).

(c) The Corporation may assign its rights hereunder.

(d) In the event the Corporation and/or its assignee(s) elect to acquire any of the shares of the transferring stockholder as specified in said transferring stockholder's notice, the Secretary of the Corporation shall so notify the transferring stockholder and settlement thereof shall be made in cash within 30 days after the Secretary of the Corporation receives said transferring stockholder's notice; provided that if the terms of payment set forth in said transferring stockholder's notice were other than cash against delivery, the Corporation and/or its assignee(s) shall pay for said shares on the same terms and conditions set forth in said transferring stockholder's notice.

(e) In the event the Corporation and/or its assignees(s) do not elect to acquire all of the shares specified in the transferring stockholder's notice, said transferring stockholder may, within the 60 day period following the expiration of the option rights granted to the Corporation and/or its assignee(s) herein, transfer the shares specified in said transferring stockholder's notice which were not acquired by the Corporation and/or its assignee(s) as specified in said transferring stockholder's notice. All shares so sold by said transferring stockholder shall continue to be subject to the provisions of this Bylaw in the same manner as before said transfer.

(f) Anything to the contrary contained herein notwithstanding, the following transactions shall be exempt from the provisions of this Bylaw:

(1) A stockholder's transfer of any or all shares held either during such stockholder's lifetime or on death by will or intestacy to such stockholder's immediate family or to any custodian or trustee for the account of such stockholder or such stockholder's immediate family or to any limited partnership of which the stockholder, members of such stockholder's immediate family or any trust for the account of such stockholder or such stockholder's immediate family will be the general or limited partner(s) of such partnership. "Immediate family" as used herein shall mean spouse, lineal descendant, father, mother, brother, or sister of the stockholder making such transfer.

(2) A stockholder's transfer of any or all of such stockholder's shares to the Corporation or to any other stockholder of the Corporation.

In any such case, the transferee, assignee, or other recipient shall receive and hold such stock subject to the provisions of this Section 46, and there shall be no further transfer of such stock except in accord with this Section 46.

(g) The provisions of this Section 46 may be waived with respect to any transfer either by the Corporation, upon duly authorized action of its Board, or by the stockholders, upon the express written consent of the owners of a majority of the voting power of the Corporation (excluding the votes represented by those shares to be transferred by the transferring stockholder). This Section 46 may be amended or repealed either by a duly authorized action of the Board or by the stockholders, upon the express written consent of the owners of a majority of the voting power of the Corporation.

(h) Any sale or transfer, or purported sale or transfer, of securities of the Corporation shall be null and void unless the terms, conditions, and provisions of this Section 46 are strictly observed and followed.

(i) The foregoing right of first refusal shall terminate on either of thefollowing dates, whichever shall first occur:

(1) On November 12, 2029 or (2) Upon the date securities of the Corporation are first offered to the public pursuant to a registration statement filed with, and declared effective by, the United States Securities and Exchange Commission under the Securities Act of 1933, as amended.

(j) Notwithstanding anything to the contrary herein, this Section 46 shall not apply to any shares of stock of the Corporation subject to a right of first refusal set forth in an agreement between the Corporation and the holder of such shares.

Drag-Along Rights

Section 47. Definitions. A "Sale of the Corporation" shall mean either: (a) a Change of Control Transaction (as defined below); or (b) a transaction that qualifies as an Asset Sale (as defined below), each of (a) and (b), to be entered into with an independent third party.

"Asset Sale" means the sale, lease, transfer, exclusive license or other disposition, in a single transaction or series of related transactions, by the Corporation or any subsidiary of the Corporation of all or substantially all the assets of the Corporation and its subsidiaries taken as a whole, or the sale or disposition (whether by merger, consolidation or otherwise) of one or more subsidiaries of the Corporation if substantially all of the assets of the Corporation and its subsidiaries taken as a whole are held by such subsidiary or subsidiaries, except where such sale, lease, transfer, exclusive license or other disposition is to a wholly owned subsidiary of the Corporation.

"Change of Control Transaction" means the acquisition of the Corporation by another entity by means of any transaction or series of related transactions to which the Corporation is party (including, without limitation, any equity acquisition, reorganization, merger or consolidation but excluding any sale of equity for capital raising purposes) other than a transaction or series of related transactions in which the holders of voting securities of the Corporation outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, as a result of shares in the Corporation held by such holders prior to such transaction or series of related transactions, at least a majority of the total voting power represented by outstanding voting securities of the Corporation or such other surviving or resulting entity (or if the Corporation or such other surviving or resulting entity is a wholly-owned subsidiary immediately following such acquisition, its parent).

Section 48. Actions to be Taken. Prior to the closing of the Corporation's first firm commitment underwritten public offering of the Corporation's Common Stock registered under the Securities Act, in the event that the holders of a majority of the shares of the Corporation's capital stock outstanding, voting together as a single class on an as-converted basis (the "Drag Holders"), approve a Sale of the Corporation in writing, specifying that this Section 48 shall apply to such transaction, then each stockholder and the Corporation hereby covenant and agree:

(a) If such transaction requires stockholder approval, with respect to all securities that such stockholder owns or over which such stockholder otherwise exercises voting power, to vote (in person, by proxy or by action by written consent, as applicable) all securities in favor of, and adopt, such Sale of the Corporation (together with any related amendment to the Certificate of Incorporation), required in order to implement such Sale of the Corporation) and to vote in opposition to any and all other proposals that could delay or impair the ability of the Corporation to consummate such Sale of the Corporation.

(b) If such transaction is a sale of securities, to sell the same proportion of securities of the Corporation beneficially held by such stockholder as is being sold by the Drag Holders to the person or entity to whom the Drag Holders propose to sell their securities, and, except as permitted in Section 49 below, on the same terms and conditions as the Drag Holders.

(c) To execute and deliver all related documentation and take such other action in support of the Sale of the Corporation as shall reasonably be requested by the Corporation or the Drag Holders in order to carry out the terms and provision of this Section 48, including, without limitation, executing and delivering instruments of conveyance and transfer, and any purchase agreement, merger agreement, indemnity agreement, escrow agreement, consent, waiver, governmental filing, share certificates duly endorsed for transfer (free and clear of impermissible liens, claims and encumbrances), and any similar or related documents.

(d) Not to deposit, and to cause their affiliates not to deposit, except as provided in this Agreement, any securities of the Corporation owned by such party or affiliate in a voting trust or subject any securities to any arrangement or agreement with respect to the voting of such securities, unless specifically requested to do so by the acquiror in connection with the Sale of the Corporation.

(e) To refrain from exercising any dissenters' rights or rights of appraisal under applicable law at any time with respect to such Sale of the Corporation.

(f) If the consideration to be paid in exchange for the securities pursuant to this Section 48 includes any securities and due receipt thereof by any stockholder would require under applicable law (x) the registration or qualification of such securities or of any person as a broker or dealer or agent with respect to such securities; or (y) the provision to any stockholder of any information other than such information as a prudent issuer would generally furnish in an offering made solely to "accredited investors" as defined in Regulation D promulgated under the Securities Act, the Corporation may cause to be paid to any such stockholder in lieu thereof, against surrender of the securities which would have otherwise been sold by such stockholder, an amount in cash equal to the fair value (as determined in good faith by the Corporation) of the securities which such stockholder would otherwise receive as of the date of the issuance of such securities.

(g) In the event that the Drag Holders, in connection with such Sale of the Corporation, appoint a stockholder representative (the "Stockholder Representative") with respect to matters affecting the stockholders under the applicable definitive transaction agreements following consummation of such Sale of the Corporation, (x) to consent to (i) the appointment of such Stockholder Representative, (ii) the establishment of any applicable escrow, expense or similar fund in connection with any indemnification or similar obligations, and (iii) the payment of such stockholder's pro rata portion (from the applicable escrow or expense fund or otherwise) of any and all reasonable fees and expenses to such Stockholder Representative in connection with such Stockholder Representative's services and duties in connection with such Sale of the Corporation and its related service as the representative of the stockholder, and (y) not to assert any claim or commence any suit against the Stockholder Representative or any other stockholder with respect to any action or inaction taken or failed to be taken by the Stockholder Representative in connection with its service as the Stockholder Representative, absent fraud or willful misconduct.

Preferred Stock

The amount of security authorized is 1,000,000 with a total of 0 outstanding.

Voting Rights

The Board of Directors has not yet but will determine the voting rights of the Preferred Stock.

Material Rights

Right of First Refusal

No stockholder shall, directly or indirectly, sell, assign, pledge, or in any manner transfer any of the shares of stock of the Corporation or any right or interest therein, whether voluntarily or by operation of law, or by gift or otherwise (each, a "Transfer"), except by a Transfer which meets the requirements hereinafter set forth in this Section 46:

(a) If the stockholder desires to Transfer any of his shares of stock, then the stockholder shall first give written notice thereof to the Corporation. The notice shall name the proposed transferee and state the number of shares to be Transferred, the proposed consideration, and all other terms and conditions of the proposed Transfer.

(b) For 30 days following receipt of such notice, the Corporation shall have the option to purchase all (but not less than all) of the shares specified in the notice at the price and upon the terms set forth in such notice; provided, however, that, with the consent of the stockholder, the Corporation shall have the option to purchase a lesser portion of the shares specified in said notice at the price and upon the terms set forth therein. In the event of a gift, property settlement or other Transfer in which the proposed transferee is not paying the full price for the shares, and that is not otherwise exempted from the provisions of this Section 46, the price shall be deemed to be the fair market value of the stock at such time as determined in good faith by the Board. In the event the Corporation elects to purchase all of the shares or, with consent of the stockholder, a lesser portion of the shares, it shall give written notice to the transferring stockholder of its election and settlement for said shares shall be made as provided below in paragraph (d).

(c) The Corporation may assign its rights hereunder.

(d) In the event the Corporation and/or its assignee(s) elect to acquire any of the shares of the transferring stockholder as specified in said transferring stockholder's notice, the Secretary of the Corporation shall so notify the transferring stockholder and settlement thereof shall be made in cash within 30 days after the Secretary of the

Corporation receives said transferring stockholder's notice; provided that if the terms of payment set forth in said transferring stockholder's notice were other than cash against delivery, the Corporation and/or its assignee(s) shall pay for said shares on the same terms and conditions set forth in said transferring stockholder's notice.

(e) In the event the Corporation and/or its assignees(s) do not elect to acquire all of the shares specified in the transferring stockholder's notice, said transferring stockholder may, within the 60 day period following the expiration of the option rights granted to the Corporation and/or its assignee(s) herein, transfer the shares specified in said transferring stockholder's notice which were not acquired by the Corporation and/or its assignee(s) as specified in said transferring stockholder's notice. All shares so sold by said transferring stockholder shall continue to be subject to the provisions of this Bylaw in the same manner as before said transfer.

(f) Anything to the contrary contained herein notwithstanding, the following transactions shall be exempt from the provisions of this Bylaw:

(1) A stockholder's transfer of any or all shares held either during such stockholder's lifetime or on death by will or intestacy to such stockholder's immediate family or to any custodian or trustee for the account of such stockholder or such stockholder's immediate family or to any limited partnership of which the stockholder, members of such stockholder's immediate family or any trust for the account of such stockholder or such stockholder's immediate family will be the general or limited partner(s) of such partnership. "Immediate family" as used herein shall mean spouse, lineal descendant, father, mother, brother, or sister of the stockholder making such transfer.

(2) A stockholder's transfer of any or all of such stockholder's shares to the Corporation or to any other stockholder of the Corporation.

In any such case, the transferee, assignee, or other recipient shall receive and hold such stock subject to the provisions of this Section 46, and there shall be no further transfer of such stock except in accord with this Section 46.

(g) The provisions of this Section 46 may be waived with respect to any transfer either by the Corporation, upon duly authorized action of its Board, or by the stockholders, upon the express written consent of the owners of a majority of the voting power of the Corporation (excluding the votes represented by those shares to be transferred by the transferring stockholder). This Section 46 may be amended or repealed either by a duly authorized action of the Board or by the stockholders, upon the express written consent of the owners of a majority of the voting power of the Corporation.

(h) Any sale or transfer, or purported sale or transfer, of securities of the Corporation shall be null and void unless the terms, conditions, and provisions of this Section 46 are strictly observed and followed.

(i) The foregoing right of first refusal shall terminate on either of thefollowing dates, whichever shall first occur:

(1) On November 12, 2029 or (2) Upon the date securities of the Corporation are first offered to the public pursuant to a registration statement filed with, and declared effective by, the United States Securities and Exchange Commission under the Securities Act of 1933, as amended.

(j) Notwithstanding anything to the contrary herein, this Section 46 shall not apply to any shares of stock of the Corporation subject to a right of first refusal set forth in an agreement between the Corporation and the holder of such shares.

Drag-Along Rights

Section 47. Definitions. A "Sale of the Corporation" shall mean either: (a) a Change of Control Transaction (as defined below); or (b) a transaction that qualifies as an Asset Sale (as defined below), each of (a) and (b), to be entered into with an independent third party.

"Asset Sale" means the sale, lease, transfer, exclusive license or other disposition, in a single transaction or series of related transactions, by the Corporation or any subsidiary of the Corporation of all or substantially all the assets of the Corporation and its subsidiaries taken as a whole, or the sale or disposition (whether by merger, consolidation or otherwise) of one or more subsidiaries of the Corporation if substantially all of the assets of the Corporation and its subsidiaries taken as a whole are held by such subsidiary or subsidiaries, except where such sale, lease, transfer, exclusive license or other disposition is to a wholly owned subsidiary of the Corporation.

"Change of Control Transaction" means the acquisition of the Corporation by another entity by means of any transaction or series of related transactions to which the Corporation is party (including, without limitation, any equity acquisition, reorganization, merger or consolidation but excluding any sale of equity for capital raising purposes) other than a transaction or series of related transactions in which the holders of voting securities of the Corporation outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, as a result of shares in the Corporation held by such holders prior to such transaction or series of related transactions, at least a majority of the total voting power represented by outstanding voting securities of the Corporation or such other surviving or resulting entity (or if the Corporation or such other surviving or resulting entity is a wholly-owned subsidiary immediately following such acquisition, its parent).

Section 48. Actions to be Taken. Prior to the closing of the Corporation's first firm commitment underwritten public offering of the Corporation's Common Stock registered under the Securities Act, in the event that the holders of a majority of the shares of the Corporation's capital stock outstanding, voting together as a single class on an as-converted basis (the "Drag Holders"), approve a Sale of the Corporation in writing, specifying that this Section 48 shall apply to such transaction, then each stockholder and the Corporation hereby covenant and agree:

(a) If such transaction requires stockholder approval, with respect to all securities that such stockholder owns or over which such stockholder otherwise exercises voting power, to vote (in person, by proxy or by action by written consent, as applicable) all securities in favor of, and adopt, such Sale of the Corporation (together with any related amendment to the Certificate of Incorporation), required in order to implement such Sale of the Corporation) and to vote in opposition to any and all other proposals that could delay or impair the ability of the Corporation to consummate such Sale of the Corporation.

(b) If such transaction is a sale of securities, to sell the same proportion of securities of the Corporation beneficially held by such stockholder as is being sold by the Drag Holders to the person or entity to whom the Drag Holders propose to sell their securities, and, except as permitted in Section 49 below, on the same terms and conditions as the Drag Holders.

(c) To execute and deliver all related documentation and take such other action in support of the Sale of the Corporation as shall reasonably be requested by the Corporation or the Drag Holders in order to carry out the terms and provision of this Section 48, including, without limitation, executing and delivering instruments of conveyance and transfer, and any purchase agreement, merger agreement, indemnity agreement, escrow agreement, consent, waiver, governmental filing, share certificates duly endorsed for transfer (free and clear of impermissible liens, claims and encumbrances), and any similar or related documents.

(d) Not to deposit, and to cause their affiliates not to deposit, except as provided in this Agreement, any securities of the Corporation owned by such party or affiliate in a voting trust or subject any securities to any arrangement or agreement with respect to the voting of such securities, unless specifically requested to do so by the acquiror in connection with the Sale of the Corporation.

(e) To refrain from exercising any dissenters' rights or rights of appraisal under applicable law at any time with respect to such Sale of the Corporation.

(f) If the consideration to be paid in exchange for the securities pursuant to this Section 48 includes any securities and due receipt thereof by any stockholder would require under applicable law (x) the registration or qualification of such securities or of any person as a broker or dealer or agent with respect to such securities; or (y) the provision to any stockholder of any information other than such information as a prudent issuer would generally furnish in an offering made solely to "accredited investors" as defined in Regulation D promulgated under the Securities Act, the Corporation may cause to be paid to any such stockholder in lieu thereof, against surrender of the securities which would have otherwise been sold by such stockholder, an amount in cash equal to the fair value (as determined in good faith by the Corporation) of the securities which such stockholder would otherwise receive as of the date of the issuance of such securities.

(g) In the event that the Drag Holders, in connection with such Sale of the Corporation, appoint a stockholder representative (the "Stockholder Representative") with respect to matters affecting the stockholders under the applicable definitive transaction agreements following consummation of such Sale of the Corporation, (x) to consent to (i) the appointment of such Stockholder Representative, (ii) the establishment of any applicable escrow, expense or similar fund in connection with any indemnification or similar obligations, and (iii) the payment of such stockholder's pro rata portion (from the applicable escrow or expense fund or otherwise) of any and all reasonable fees and expenses to such Stockholder Representative in connection with such Stockholder Representative's services and duties in connection with such Sale of the Corporation and its related service as the representative of the stockholder, and (y) not to assert any claim or commence any suit against the Stockholder Representative or any other stockholder with respect to any action or inaction taken or failed to be taken by the Stockholder Representative in connection with its service as the Stockholder Representative, absent fraud or willful misconduct.

Convertible Note

The security will convert into Common stock and the terms of the Convertible Note are outlined below:

Amount outstanding: $1,800,000.00
Maturity Date: August 31, 2022
Interest Rate: 10.0%
Discount Rate: 10.0%
Valuation Cap: $8,000,000.00
Conversion Trigger: Upon the closing of the Company's bona fide next equity financing in a single transaction or a series of related transactions in which the Company issues common or preferred stock, which yields gross cash proceeds to the Company of at least $1,000,000 and with the principal purpose of raising capital, subject to the valuation cap used in the conversion of the convertible promissory note.

Material Rights

There are no material rights associated with Convertible Note.

What it means to be a minority holder

As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Type of security sold:** Convertible Note
  Final amount sold: $1,800,000.00
  Use of proceeds: working capital
  Date: December 18, 2019
  Offering exemption relied upon: 506(b)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-

looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Year ended December 31, 2020 compared to year ended December 31, 2019

Revenue

2019 was a successful year for the Company as we experienced record revenues and unit sales. 2020 revenues ($85,614) remained approximately the same as 2019 ($73,337). We were excited to go to market with a new school product to teach renewables from 4th-12th grade with approved curriculum, teachers guide, and Capstone projects. Early feedback was very favorable. When the COVID pandemic shut down schools, the project came to a complete stop. The pandemic shut most other orders down as well. Orders that were now beginning in the Caribbean were cancelled or delayed since the islands were closed. This caused our total operating expenses to decrease. We believe our overall performance stayed the same primarily driven by two factors: we were still allowed to follow through on military orders, and we were still able to deliver some local orders.

Cost of Sales

Cost of sales in 2020 decreased to $150,449 from $235,816 in 2019 as we had inventory to build orders on hand.

Gross Margins

Gross loss decreased to -$64,835 in 2020 from -$162,479 in 2019 as a result of having inventory from our 2019 sales increase. We expect gross margins as a percentage of revenue to increase slightly for 2021 primarily driven by a significant increase in higher-margin direct-to-consumer sales.

Expenses

Total operating expenses decreased to $674,591 in 2020 from $1,082,733 in 2019. This decrease was due to some of our orders being put on hold and employees working reduced hours due to the pandemic. With a PPP grant, we were able to keep all employees working. We expect expenses for 2021 to increase primarily related to increased wages particularly in sales and marketing, travel, and trade demonstrations.

Year 2021 General Outlook

As we go through 2021, sales that had been in the pipeline are starting to come back in both domestically and in the Caribbean. Although there still have been starts and stops related to adjusting of pandemic rules, generally thing are getting back on track. We have started to have our schools' sales begin mostly this fall as many schools are starting classes again. We have fully developed our consumer-oriented power security product, and with grid blackouts and failures in severe weather becoming more common, we believe there is a big market for this. Finally, we have won a Phase 1 SBIR and are on track to receive a Phase 2 SBIR through the Air Force AFWERX program.

There is still some uncertainty in the market due to lingering pandemic issues, and while things are returning, there may continue to be slight delays.

Historical results and cash flows:

The Company is currently in the initial production stage and is revenue generating. We are of the opinion the historical cash flows will not be indicative of the revenue and cash flows expected for the future because our sales cycle at launch was impacted by COVID. Past cash was primarily generated through sales and equity investments and revenues from sales and government grants. Our goal is to reach cash flow break even and fund sales activity. Pending sales opportunities were delayed due to travel restrictions and limitations on public safety spending.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of October 2021, the Company has capital resources available in the form of contributions or shareholders loans and cash on hand worth $28,860.

Contibutions from shareholders can include loans, professional service, sales and travel.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are critical to our company operations. These funds are required to support sales activity.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are necessary to the viability of the Company. Of the total funds that our Company has, 90% will be made up of funds raised from the crowdfunding campaign, if it raise ~$1.07M.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum offering amount, we anticipate the Company will be able to operate for 10 months. This is based on a current monthly burn rate of $50k for expenses related to salaries and general overhead, Work in process.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum offering amount, we anticipate the Company will be able to operate for 18 months with no additional orders. This is based on a current monthly burn rate of $50k for expenses related to salaries and general overhead. There are orders on hand and a pending SBIR.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has not contemplated additional future sources of capital.

Indebtedness

- **Creditor:** U.S. Small Business Administration (SBA)
  Amount Owed: $100,100.00
  Interest Rate: 3.75%
  Maturity Date: June 25, 2050

- **Creditor:** Attorney Fees
  Amount Owed: $92,822.42
  Interest Rate: 0.0%

- **Creditor:** Accounting Fees
  Amount Owed: $3,350.00
  Interest Rate: 0.0%

- **Creditor:** Convertible Notes
  Amount Owed: $1,800,000.00
  Interest Rate: 10.0%
  Maturity Date: August 31, 2022

Related Party Transactions

The Company has not conducted any related party transactions

Valuation

Pre-Money Valuation: $24,974,530.05

Valuation Details:

Primo Energy, Inc. set its pre-money valuation based on the following factors:

- We have patented technology and a market segment that few fit into together with growing sales numbers across four similar but different product lines. Our patent portfolio covers a family of patents for both utility and design. The Company currently has 11 patents, three patent applications, and two designs.

- Our market segments include schools for education and security, disaster relief from rolling blackouts to hurricanes, tornados, floods, and wildfires. Our products can be used in parks and community gathering places in cities, planned communities, and universities.

- In 2018, we were the top company at the Peace Tech Lab and also won the Most Innovative Product Award from Connect.

- And we have resilient and reliable last mile hybrid renewable energy platforms for all off-grid applications whether foward deployed military to outer island energy needs.

- While the past 18 months have been difficult for sales and delivery, we have managed to complete an Air Force Small Business Innovation Research (SBIR) contract, and we are currently working on a second SBIR contract. These contracts total approximately $800,000.

- We also believe our sales can have a significant increase because of our first consumer oriented product that we plan to sell through big box opportunities.

The Company set its valuation internally without a formal-third party independent evaluation. The pre-money valuation has been calculated on a fully diluted basis. Primo Energy Inc. has one class of stock that has shares outstanding. This calculation does not include any shares reserved for issuance under a stock plan and does not take into account any convertible securities currently outstanding. The Company currently has $1,800,000 in Convertible Notes outstanding. Please refer to the Company Securities section of the Offering Memorandum for further details regarding current outstanding convertible securities which may affect your ownership in the future.

Use of Proceeds

If we raise the Target Offering Amount of $9,999.54 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*

3.5%

- *Marketing*
  96.5%
  This will be for sales and travel to various entities such as cities or others to demonstrate our products. Sales collateral and to develop and employ a social media program for our entire product line.

If we raise the over allotment amount of $1,069,998.96, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Marketing*
  25.0%
  Marketing materials and a dedicated sales person for consumer sales as well as adding an additional sales person for current products.

- *Research & Development*
  5.0%
  To continue to test new components, especially batteries as they are developed.

- *Company Employment*
  10.0%
  Mainly for a dedicated sales person for consumer products.

- *Operations*
  15.0%
  To maintain required insurance plans, software, IT updates. To be able to deal with changing market conditions as we work out of the pandemic.

- *Inventory*
  10.0%
  This will be to maintain inventory levels so that we can quickly respond to customer orders.

- *Working Capital*
  31.5%
  Daily operations and manufacturing of our product line, including grant applications, consultants, travel and trade shows.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://www.primoenergy.com/ (https://www.primoenergy.com/annualreport).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/primoenergy

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Primo Energy, Inc.

[See attached]

Primo Energy Inc.

Financial Statements and Supplementary Information

(Reviewed)

December 31, 2020 and 2019

FOCUSED. ON YOU.

Primo Energy Inc.

Table of Contents
December 31, 2020 and 2019

	Page
INDEPENDENT ACCOUNTANT'S REVIEW REPORT	1 and 2
FINANCIAL STATEMENTS	
Balance Sheet	3 and 4
Statement of Operations	5
Statement of Stockholders' Deficit	6
Statement of Cash Flows	7
Notes to Financial Statements	8 to 15
SUPPLEMENTARY INFORMATION	
Cost of Sales	16
Operating Expenses	17

rkl ADVISORS for WHAT'S NEXT

Independent Accountant's Review Report

To the Board of Directors
Primo Energy Inc.
San Diego, California

We have reviewed the accompanying financial statements of Primo Energy Inc., which comprise the balance sheet as of December 31, 2020 and 2019, and the related statements of operations, stockholders' deficit, and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagements in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the American Institute of Certified Public Accountants. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our reviews, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

1330 Broadcasting Road, Wyomissing, PA 19610 610.376.1595 610.376.7340 rklcpa.com

Other Matter

The accompanying supplementary information, as listed in the table of contents, is presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information is the responsibility of management and was derived from, and relates directly to, the underlying accounting and other records used to prepare the financial statements. The supplementary information has been subjected to the review procedures applied in our reviews of the basic financial statements. We are not aware of any material modifications that should be made to the supplementary information. We have not audited the supplementary information and do not express an opinion on such information.

RKL LLP

November 2, 2021
Wyomissing, Pennsylvania

Primo Energy Inc.

Balance Sheet

See Independent Accountant's Review Report

	December 31, 2020	December 31, 2019
Assets		
Current Assets		
Cash	**$ 92,277**	$ 558,779
Accounts receivable	**76,308**	423,847
Advances receivable	**4,078**	303
Inventory	**59,796**	67,160
Other current assets	**8,438**	7,330
Total Current Assets	**240,897**	1,057,419
Property and Equipment		
Furniture and fixtures	**8,074**	8,074
Computer equipment	**11,734**	11,734
Equipment	**39,060**	39,060
Software	**25,771**	14,986
Leasehold improvements	**49,074**	49,074
	133,713	122,928
Accumulated depreciation	**(114,022)**	(81,042)
Property and Equipment, Net	**19,691**	41,886
Other Assets		
Security deposits	**8,787**	8,787
Total Assets	**$ 269,375**	$ 1,108,092

Primo Energy Inc.

Balance Sheet (continued)
See Independent Accountant's Review Report

	December 31, 2020	2019
Liabilities and Stockholders' Deficit		
Current Liabilities		
Accounts payable	**$ 92,882**	$ 323,123
Current maturities of long-term debt	**173,914**	95,000
Sales taxes payable	**5,746**	3,249
Accrued expenses	**7,791**	658
Advances	**58,893**	417,893
Total Current Liabilities	**339,226**	839,923
Long-Term Debt, Net of Current Maturities	**1,950,100**	1,984,390
Accrued Interest	**362,082**	176,574
Convertible Equity Instruments	**-**	250,000
Total Liabilities	**2,651,408**	3,250,887
Stockholders' Deficit		
Common stock, $0.43 par value per share; issued and outstanding 2020 4,770,488; 2019 4,189,083	**2,051,310**	1,801,310
Accumulated deficit	**(4,433,343)**	(3,944,105)
Total Stockholders' Deficit	**(2,382,033)**	(2,142,795)
Total Liabilities and Stockholders' Deficit	**$ 269,375**	$ 1,108,092

Primo Energy Inc.

Statement of Operations

See Independent Accountant's Review Report

	Years Ended December 31, 2020	2019
Net Sales	**$ 85,614**	$ 73,337
Cost of Sales	**150,449**	235,816
Gross Loss	**(64,835)**	(162,479)
Operating Expenses	**970,168**	1,110,419
Operating Loss	**(1,035,003)**	(1,272,898)
Nonoperating Income (Expense)		
Grant income	**375,500**	366,739
Other income	**-**	7,830
Gain on extinguishment of legal fees	**295,577**	27,686
Gain on extinguishment of debt	**82,000**	-
Interest income	**56**	1,287
Interest expense	**(207,368)**	(196,714)
Total Nonoperating Income (Expense)	**545,765**	206,828
Net Loss	**$ (489,238)**	$ (1,066,070)

See accompanying notes.

Primo Energy Inc.

Statement of Stockholders' Deficit

See Independent Accountant's Review Report

	Common Stock	Accumulated Deficit	Total
Balance at December 31, 2018	$ 1,801,310	$ (2,878,035)	$ (1,076,725)
Net loss	-	(1,066,070)	(1,066,070)
Balance at December 31, 2019	1,801,310	(3,944,105)	(2,142,795)
Conversion of convertible equity instrument	**250,000**	**-**	**250,000**
Net loss	**-**	**(489,238)**	**(489,238)**
Balance at December 31, 2020	**$ 2,051,310**	**$ (4,433,343)**	**$ (2,382,033)**

See accompanying notes.

Primo Energy Inc.

Statement of Cash Flows

See Independent Accountant's Review Report

	Years Ended December 31, 2020	2019
Cash Flows from Operating Activities		
Net loss	$ (489,238)	$ (1,066,070)
Adjustments to reconcile net loss to net cash used in operating activities		
Depreciation	32,981	32,114
Gain on extinguishment of legal fees	(295,577)	(27,686)
Gain on extinguishment of debt	(82,000)	-
(Increase) decrease in assets		
Accounts receivable	347,539	(423,847)
Inventories	7,364	23,941
Advances receivable	(3,775)	3,072
Other current assets	(1,108)	40,781
Increase (decrease) in liabilities		
Accounts payable	65,336	(11,099)
Sales taxes payable	2,497	2,926
Accrued expenses	7,133	(4,533)
Advances	(359,000)	417,893
Accrued interest	185,508	156,714
Net Cash Used in Operating Activities	(582,340)	(855,794)
Cash Flows from Investing Activities		
Purchase of property and equipment	(10,786)	(5,035)
Net Cash Used in Investing Activities	(10,786)	(5,035)
Cash Flows from Financing Activities		
Proceeds on long-term borrowings	274,014	565,407
Principal payments on long-term borrowings	(147,390)	(4,000)
Convertible equity instruments	-	250,000
Net Cash Provided by Financing Activities	126,624	811,407
Net Decrease in Cash	(466,502)	(49,422)
Cash at Beginning of Year	558,779	608,201
Cash at End of Year	$ 92,277	$ 558,779
Supplemental Disclosure of Cash Flow Information		
Cash payments for interest	$ 21,860	$ 40,000

See accompanying notes.

Note 1 - Nature of Business

Primo Energy Inc. (the Company) provides 100% renewable hybrid wind, solar, and battery storage products to keep the power on when it goes out, or to put power in places when none is available. The Company was established in San Diego, California on December 26, 2012.

Note 2 - Summary of Significant Accounting Policies

A summary of the significant accounting policies consistently applied in the preparation of the accompanying financial statements follows.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash

For purposes of reporting cash flows, the Company includes all cash accounts, which are not subject to withdrawal restrictions or penalties, as cash on the accompanying balance sheet.

Accounts Receivable

Accounts receivable are carried at the original invoice amount, less an estimate made for doubtful receivables, based on a review of all outstanding amounts. Management determines the allowance for doubtful accounts by regularly evaluating individual customer receivables and considering a customer's financial condition, credit history, and current economic conditions. Accounts receivable are written off when deemed uncollectible. Recoveries of trade accounts receivable previously written off are recorded when received. Management deems trade accounts receivable fully collectible at December 31, 2020 and 2019.

Inventory

Inventory is stated at the lower of cost (first-in, first-out method) or net realizable value.

Property and Equipment

Property and equipment is stated at cost. Depreciation and amortization of property and equipment is computed principally on the straight-line method over the property and equipment's estimated useful lives.

Expenditures for maintenance and repairs are expensed against operations as incurred; and expenditures for renewals and betterments are capitalized. Upon sale or retirement of depreciable properties, the related cost and accumulated depreciation are removed from the accounts. All gains and losses on sale or retirement of property are reflected in earnings.

Note 2 - Summary of Significant Accounting Policies (continued)

Long-Lived Assets

Long-lived assets are evaluated for impairment whenever events or changes in circumstances have indicated that an asset may not be recoverable, and are grouped with other assets to the lowest level for which identifiable cash flows are largely independent of the cash flows of other groups of assets and liabilities. If the sum of the projected undiscounted cash flows (excluding interest charges) is less than the carrying value of the assets, the assets will be written down to the estimated fair value and such loss is recognized in income from continuing operations in the period in which the determination is made. Management determined that no impairment of long-lived assets existed as of December 31, 2020 and 2019.

Shipping and Handling

The Company includes shipping and handling costs in the cost of sales. Amounts billed to customers in sales transactions related to shipping and handling are classified as revenue and included in total revenue.

Advertising Costs

Advertising costs are expensed as incurred. Advertising costs were $8,561 and $17,613 for the years ended December 31, 2020 and 2019, respectively.

Income Taxes

The Company, with the consent of its stockholders, has elected to be taxed under sections of federal and state income tax laws which provide that, in lieu of corporation income taxes, the stockholders separately account for their pro rata shares of the Company's items of income, deductions, losses, and credits. Therefore, these statements do not include any provision for corporation income taxes (refunds). Also, the Company has not declared distributions for the years ended December 31, 2020 and 2019.

Accounting principles generally accepted in the United States of America require management to evaluate tax positions taken by the Company, including whether the entity is exempt from income taxes. Management evaluated the tax positions taken and concluded that the Company had taken no uncertain tax positions that require recognition or disclosure in the financial statements. Therefore, no provision or liability for income taxes has been included in the financial statements. With few exceptions, the Company is no longer subject to income tax examinations by the U.S. federal, state, or local tax authorities for years before December 31, 2017.

Revenue Recognition

The Company recognizes revenue in accordance with Accounting Standards Codification (ASC) Topic 606, *Revenue from Contracts with Customers*, which provides a five-step model for recognizing revenue from contracts with customers as follows:

- Identify the contract with a customer;
- Identify the performance obligations in the contract;
- Determine the transaction price;

Note 2 - Summary of Significant Accounting Policies (continued)

Revenue Recognition (continued)

- Allocate the transaction price to the performance obligations in the contract; and
- Recognize revenue when or as performance obligations are satisfied.

The Company's revenue is primarily derived from sales of 100% renewable hybrid wind, solar, and battery storage products. The Company's products are marketed and sold primarily to end-user commercial customers throughout the world. Sales of products are subject to economic conditions and may fluctuate based on changes in the industry, trade policies, and financial markets.

Revenue from the sale of hybrid wind, solar, and battery storage products is recognized upon transfer of control to the customer, which is typically upon shipment. The Company has elected to treat shipping and handling activities related to contracts with customers as costs to fulfill the promise to transfer the associated equipment and not as separate performance obligation.

As discussed previously, revenue from the sale of hybrid wind, solar, and battery storage products is recognized at a point in time. The transaction price is the amount of consideration to which the Company expects to be entitled in exchange for transferring goods to the customer. Revenue is recorded based on the transaction price, which includes fixed consideration and estimates of variable consideration such as early payment discounts, volume discounts, rebates, and rights of return, if applicable.

The timing of revenue recognition may not align with the right to invoice the customer. The Company records accounts receivable when it has the unconditional right to issue an invoice and receive payment, regardless of whether revenue has been recognized. If revenue has not yet been recognized, a contract liability (deferred revenue reported) also is recorded.

Payment terms on invoiced amounts are typically 30 days for business customers, unless other arrangements have been made. In instances where the timing of revenue recognition differs from the timing of the right to invoice, the Company has determined that a significant financing component generally does not exist. The primary purpose of the Company's invoicing terms is to provide customers with simplified and predictable ways of purchasing the products and not to receive financing from or provide financing to the customer.

The Company generally provides a two year warranty for its products. Historically, warranty claims have not resulted in material costs incurred. The Company does not consider warranties to be performance obligations.

The Company has elected to apply the ASC 606, *Practical Expedient,* which allows the Company to expense any costs to obtain contracts as incurred if the amortization period related to the resulting asset would be one year or less. The Company has no significant instances of contracts that would be amortized for a period greater than a year and; therefore, has no contract costs capitalized for these arrangements.

The Company has also elected as a practical expedient the accounting policy under which it excludes from the transaction price taxes it collects (when applicable) from its nonexempt customers that were assessed by a government authority. The Company, therefore, reports revenues net of sales tax.

Note 2 - Summary of Significant Accounting Policies (continued)

Recent Accounting Pronouncement

In February 2016, the Financial Accounting Standards Board issued Accounting Standards Update (ASU) 2016-02, *Leases (Topic 842)*, as subsequently amended in ASU 2019-10 and ASU 2020-05. The guidance in these ASUs supersedes the leasing guidance in Topic 840, *Leases*, which sets out the principles for the recognition, measurement, presentation, and disclosure of leases for both parties to a contract (i.e. lessees and lessors). The new standard requires lessees to apply a dual approach, classifying leases as either finance or operating leases, based on the principle of whether or not the lease is effectively a financed purchase by the lessee. This classification will determine whether lease expense is recognized based on an effective interest method or on a straight-line basis over the term of the lease, respectively. A lessee is also required to record a right-of-use asset and a lease liability for all leases with a term of greater than 12 months regardless of their classification. Leases with a term of 12 months or less will be accounted for similar to existing guidance for operating leases today. The new standard requires lessors to account for leases using an approach that is substantially equivalent to existing guidance for sales-type leases, direct financing leases, and operating leases. The new standard is effective for privately held companies for fiscal years beginning after December 15, 2021, including interim periods within those fiscal years beginning after December 15, 2022. The ASU is expected to impact the Company's financial statements, as the Company has certain operating leases for which it is the lessee. The Company will be evaluating the impact of this new guidance on the financial statements.

Note 3 - Inventory

Inventory consists of the following at December 31:

	2020	2019
Raw materials and supplies	**$ 37,996**	$ 45,360
Units in process	**21,800**	21,800
	$ 59,796	$ 67,160

Note 4 - Paycheck Protection Program Loan

The Coronavirus Aid, Relief, and Economic Security Act created the Paycheck Protection Program (PPP) to provide certain small businesses with liquidity to support their operations during the COVID-19 pandemic. The PPP is a loan program designed to provide a direct incentive for small businesses to keep their employees on payroll.

The loan has a 1% fixed interest rate and is due in two years. However, the loan is eligible for forgiveness in full or in part, including any accrued interest under certain conditions and is subject to audit by the U.S. Government. The loan will be forgiven if the loan proceeds were used for eligible purposes, including payroll, benefits, rent, and utilities, and the Company maintained its payroll levels for 24 weeks.

Note 4 - Paycheck Protection Program Loan (continued)

In April 2020, the Company received loan proceeds in the amount of $107,947 under the PPP. The Company accounted for the PPP loan as a financial liability in accordance with ASC 470, *Debt*, after considering the following aspects: (a) the legal form of a PPP loan is debt, regardless of whether the Company expects the loan to be forgiven, and (b) given the degree of uncertainty and complexity surrounding the PPP loan forgiveness process, this may impact a company's initial assessment.

Under ASC 470, the Company recognizes a liability for the full amount of PPP proceeds received and accrue interest over the term of the loan. No additional interest was imputed at a market rate because the guidance on imputing interest in ASC 835-30 excludes transactions where interest rates are prescribed by a government agency. The Company used the proceeds for purposes consistent with the PPP. The Company also met the conditions of forgiveness and obtained forgiveness in whole on April 9, 2021 (see Note 12). The amount forgiven (i.e. the Company is legally released from being the loan's primary obligor in accordance with ASC 405-20) is income from the extinguishment of the liability and will be recognized in the statement of operations as a gain on loan extinguishment for the year ending December 31, 2021. In considering the term of the loan and payment deferred portion, the Company determined that the loan balance of $107,947 at December 31, 2020 would be presented as noncurrent in current liabilities in the balance sheet.

On June 25, 2020, the Small Business Administration (SBA) authorized an Economic Injury Disaster Loan (EIDL) through the COVID-19 EIDL Loan Program, which is designed to provide economic relief to businesses that are experiencing a temporary loss of revenue. The Company entered into a loan agreement with the SBA for an authorized amount of $100,100. Monthly principal and interest payments of $464 will begin in July 2022 with the balance of principal and interest due 30 years from the date of the agreement. Interest will accrue at 3.75% per year on funds advanced. The loan is collateralized by property of the Company.

Note 5 - Convertible Promissory Notes

Pursuant to the Regulation D Rule 506(b) exemption from registration under the Securities Act of 1933, as amended, on February 16, 2017, the issued single convertible promissory note to joint purchasers for the principal amount of $100,000. The convertible promissory note accrues simple interest at a rate of 5.0% per annum and had a maturity date of August 16, 2018, at which time all principal and accrued interest under the note would have been due. On April 4, 2018, the Company amended the terms of the convertible promissory note to reflect a principal amount of $120,085. The maturity date was extended to February 16, 2019, and principal and accrued interest in the amount of $134,390 was paid during 2019.

Subject to the terms and conditions of the promissory note agreements, by and among the Company and various lenders issued from August to November 2018, the lenders loaned and the Company issued to the lenders convertible promissory notes with an aggregate principal amount of $1,295,000, subject to adjustment.

The Convertible Promissory Notes bear interest at a rate of 10% per annum, which approximates the effective rate, payable in arrears based on the accrual days outstanding and a 365 day year.

During 2019, the Company issued and sold to the lenders an additional $555,000 in Convertible Promissory Notes with the same terms as previously noted.

Note 5 - Convertible Promissory Notes (continued)

At any time prior to the maturity date, the lenders have the right, but not the obligation, to convert all or any part of the aggregate outstanding principal amount of the notes, together with interest, if any, into the Company's A round common stock offering, at a conversion price per share of a 10% discount to the offering price. Upon the closing of the Company's bona fide next equity financing in a single transaction or a series of related transactions in which the Company issues common or preferred stock, which yields gross cash proceeds to the Company of at least $1,000,000 and with the principal purpose of raising capital, subject to the valuation cap used in the conversion of the convertible promissory note. If the borrower elects not to proceed with an equity offering, the lender at maturity has the right to convert any or all of their unpaid principal and accrued interest into equity of the Company at a valuation provided by a third party. The Convertible Promissory Notes mature on August 31, 2022. During the years ended December 31, 2020 and 2019, the Company incurred total interest cost of $207,368 and $196,714, respectively, related to the Convertible Promissory Notes.

Note 6 - Long-Term Debt

Long-term debt consists of the following at December 31:

	2020	2019
Note payable to a private lender, payable in full including interest at 8.00% on December 31, 2020. This loan is guaranteed by a founder of the Company	$ -	$ 95,000
Note payable to a lender, payable in weekly payments of $1,896, interest at 7.75%. The note is secured by future revenue, tangible and intangible property	65,967	-
Note payable, PPP received from Silicon Valley. Loan is uncollateralized (see Note 4)	107,947	-
Note payable to SBA, unsecured (see Note 4)	100,100	-
Convertible promissory notes, unsecured (see Note 5)	1,850,000	1,984,390
	2,124,014	2,079,390
Current portion	(173,914)	(95,000)
	$ 1,950,100	$ 1,984,390

Future minimum maturities of notes payable, assuming no changes in current terms, consist of the following for the years ending December 31:

2021	$ 173,914
2022	1,850,912
2023	1,875
2024	1,947
2025	2,021
Thereafter	93,345
	$ 2,124,014

Note 7 - Operating Leases

The Company leases office and warehouse space at monthly lease payments of $2,685 through September 2020. Since expiration of the original lease, the contract has allowed the Company to go month-to-month on a verbal agreement. The new monthly lease payment is $2,929.

Note 8 - Concentration of Credit Risk

The Company has deposit accounts with a financial institution that, at times, may exceed insured limits. The Company believes they are not exposed to any significant credit risk with regard to their cash.

Note 9 - Stock Purchase Agreement

Exercise of ownership rights in the common stock of the Company is subject to the terms and conditions of a common stock purchase agreement made between the Company and the employee.

Note 10 - Convertible Equity Instrument

In November 2019, the Company approved and designated a right to Investors for certain shares of the Company's capital stock (otherwise known as Simple Agreement for Future Equity (SAFE), utilizing a valuation estimate, as defined, (Valuation Cap) and 25% discount rate (the Discount Rate)). The Company entered into a SAFE in the amount of $250,000 for the year ended December 31, 2019. The number of shares to be issued upon conversion of the SAFE's are subject to the following:

Conversion event - If there is a conversion event before the termination of the SAFE, the SAFE will automatically convert, immediately following the conversion event, into the number of shares of common stock of the successor entity equal to the purchase amount divided by the SAFE price. In connection with the automatic conversion of this SAFE into shares of common stock of the successor entity, the investor will execute and deliver to the successor entity any stockholders' agreement or similar as may be reasonably requested by the successor entity.

Liquidity event - If there is a liquidity event before the termination of this SAFE, the SAFE's will automatically be entitled to receive a portion of proceeds, due and payable to the investor immediately prior to, or concurrent with, the consummation of such liquidity event, equal to the purchase amount. If any of the Company's security holders are given a choice as to the form and amount of proceeds to be received in a liquidity event, the investor will be given the same choice, provided that the investor may not choose to receive a form of consideration that the investor would be ineligible to receive as a result of the investor's failure to satisfy any requirement or limitation generally applicable to the Company's security holders, or under any applicable laws.

Dissolution Event - If there is a dissolution event before the termination of this SAFE, the investor will automatically be entitled to receive a portion of proceeds equal to the purchase amount, due and payable to the Investor immediately prior to the consummation of the dissolution event.

Note 10 - Convertible Equity Instruments (continued)

Termination - This SAFE will automatically terminate (without relieving the Company of any obligations arising from a prior breach of or noncompliance with this SAFE) immediately following the earliest to occur of: (i) the issuance of capital stock to the Investor pursuant to the automatic conversion of the SAFE or (ii) the payment, or setting aside for payment, of amounts due the investor.

During the year December 31, 2020, the Company converted $250,000 of the Convertible Equity Instruments into 581,395 shares of Common Stock with a par value of $0.43 per share.

Note 11 - Risks and Uncertainties

On January 30, 2020, the World Health Organization declared the coronavirus outbreak a "Public Health Emergency of International Concern" and on March 10, 2020, declared it to be a pandemic. The actions taken to mitigate it have had, and are expected to continue to have, an adverse impact on the economy, financial markets, public support, and the geographical area in which the Company operates. It is unknown how long these conditions will last and what the complete financial effect will be to the Company.

Additionally, it is reasonably possible that estimates made in the financial statements have been, or will be, material and adversely impacted in the near term as a result of these conditions.

Note 12 - Subsequent Events

The Company has evaluated subsequent events through November 2, 2021. This date is the date the financial statements were available to be issued. The following material events subsequent to December 31, 2020 were noted:

In February 2021, the Company received a second PPP loan in the amount of $107,948.

On April 9, 2021, the Company received full forgiveness on its first PPP loan in the amount of $107,948.

No other material events subsequent to December 31, 2020 were noted.

Primo Energy Inc.

Cost of Sales

See Independent Accountant's Review Report

	Years Ended December 31, 2020	2019
Production Materials		
Purchases, direct material	**$ 102,504**	$ 211,092
Manufacturing Overhead		
Other direct costs	**47,945**	24,724
Total Cost of Sales	**$ 150,449**	$ 235,816

Primo Energy Inc.

Operating Expenses

See Independent Accountant's Review Report

	Years Ended December 31, 2020	2019
Selling Expenses		
Marketing expense	$ 19,644	$ 40,540
General and Administrative Expenses		
Bank charges	2,523	2,614
Depreciation and amortization	32,981	32,114
Insurance	28,342	31,373
Office supplies and expenses	20,094	28,579
Professional expenses	291,157	158,461
Salaries and wages	453,216	546,286
Subcontracts	38,981	130,317
Taxes and licenses	800	1,260
Travel	15,048	63,220
Utilities	42,662	43,726
Total General and Administrative Expenses	925,804	1,037,950
Research and Development Expenses	24,720	31,929
Total Operating Expenses	$ 970,168	$ 1,110,419

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

This offering is not live or open to the public at this moment.

Primo Energy

Plug into Nature



Website | San Diego, CA | ELECTRONICS

$0.00 raised

0 Investors	$25M Valuation
$2.19 Price per Share	$249.66 Min. Investment
Common Shares Offered	Equity Offering Type
$1.07M Offering Max	Reg CF Offering

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

Primo Wind designs and builds hybrid energy platforms that combine wind, solar, and battery storage. Our products are easily erected and can be fitted with lights, USB charging, WIFI extension, AC power, and more integrated into the system. Distributed power can provide energy for remote locations, island territories, disaster relief, and even power blackouts. Other products are designed for community gathering places like parks and universities, and we also have a STEM teaching tool for 4th-12th grades.

Overview | Team | Terms | Updates | Comments | Follow

Reasons to Invest

- We are one of the few companies providing usable power for both urban and austere environments through hybrid renewable energy technology combining wind, solar, and batteries. We are also developing our further patented solutions for rooftop and other specialty installations.
- Our technology has significant applications across multiple markets: portable public safety power, humanitarian and disaster relief power, and power for the 1 billion people worldwide who currently lack access to electricity.
- We are preparing the next generation to bring renewables forward through our educational training products and tools, including an approved curriculum for 4th-12th grades with teacher's guides and capstone products.

OVERVIEW

100% Renewable Hybrid Power Systems

Primo Energy is on a mission to change the way the world uses energy harvesting nature's power to benefit communities everywhere.


Plug Into
Nature
To Power
Your
Needs
SOCIAL
INNOVATORS

At Primo, we design and manufacture 100% renewable hybrid wind, solar, and battery storage energy systems equally applicable in the center of urban settings and the edge of the grid.

We specialize in power systems with a small footprint that can be easily erected, moved, and serviced for reliable and resilient energy needs.


Primo Energy Partnership With The University of San D...
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NG STUDENT AT USD

We are already selling a number of powerful products that incorporate wind, solar and batteries for a complete nanogrid operation. We are also developing additional products that are tested and patented but are not in production yet.

THE PROBLEM

Current Renewable Energy Solutions Fall Short of their Potential

Harnessing the power of renewable energy has never been more important, but current solutions typically focus entirely on one source of energy, and are designed for exclusive use in either urban or remote settings.


Because They Only Focus On One Energy Source, **Current Renewable Energy Sources Fall Short**
What if its not windy?
What if its not sunny?

In order to truly plug into nature, we need real, usable hybrid power in a small or portable package that can be used virtually anywhere.


Primo Energy combines wind & solar energy, so you're never without a power source.

THE MARKET

Providing Power to Multiple Massive Markets

Through the versatility of our technology, we are able serve several markets:

- The school/university market, which is projected to grow to $2.5 billion by 2023 (Global Campus Market Report)
- The distributed generation market, valued at $1.8 billion in 2019 and growing at 42% per year. (Mordor Intelligence report)
- The urban and public safety market, valued at $54 billion as of 2018 (DOE report 2018).



$2.5 Billion
School/University Market
$3.5 Billion
Distributed Generation Market
$54 Billion
Urban & Public Safety Market

Smaller sizes in the 400-500W range don't provide enough power to be meaningful, and larger 10kW systems require too much space to fit on rooftops or in urban environments.



Small enough to fit in urban settings, without compromising on power.

Our 2-5kW power range is small enough to fit into urban uses while providing enough power for the typical Caribbean home.

THE SOLUTION

Making Renewable Energy Accessible Everywhere

Our product was developed to provide off grid distributed generation with widespread applications, from remote and underdeveloped areas to disaster relief to campuses, parks, and schools.



We started by developing a patented blade and rotor system to make wind energy more efficient. Soon after, we realized the best way to keep batteries charged was with a combination of wind and solar.



PrimoWind Intro 2017
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Now, our system uses wind and solar to charge batteries for many uses including lighting, device charging, cameras, wifi extension and more. Using this technology, we have developed a number of revolutionary products:

EnergiTree

The EnergiTree is perfectly suited for remote locations, farms, disaster relief, and military expeditionary use.



EnergiTree
• Remote Locations
• Disaster Relief
• Military
• Farms

The EnergiTree provides adequate power for a small home, day or night. The 1800W generator is built with a 72" thermoplastic biomimetic patent pending rotor design along with 4 solar leaves generating 480W.

Primo's innovative and patented torque based blade and rotor design provides real usable power in the common wind speeds of 5-15 mph and has already been proven in the Arctic and the Caribbean.


Proven Successful: Caribbean & Arctic Locations

Additional features include:

- Hybrid wind and solar for most consistent power supply
- Proprietary torque generator
- Completely sealed/protected copper stator and magnetic rotor sealed against dust and moisture to IP 66 and IP 67 standards
- Powerful yet flexible thermoplastic blade
- Cantilevered pole design allowing for easy installation, servicing, and lowering in times of extreme weather

Common plantings for the EnergiTree include off-grid homes, resorts, parks, campgrounds, farms, parking lots, and more.

FORCE

The Force is the future of urban wind farming. Installed along the parapet wall, the Force 1650R turns the roof of a commercial or industrial structure into an urban wind farm.

The low height and weight of our design make the Force 1650R compatible with nearly every parapet style roof.


Force
Urban Wind Farm
Disaster Relief
Military

Our patented biomimetic blades, rotor design and torque turbine produces whisper-quiet power in common wind speeds.

With a small footprint, the Force 1650R can produce an abundance of standalone power or work in tandem with rooftop solar without interfering with HVAC operation or maintenance.



The versatile FORCE turbine is perfect for adding efficient renewable energy to commercial rooftops for urban wind farming, military expeditions, disaster relief, and more, in any location with moderate to strong wind regimes.

EnergiPlant

The EnergiPlant is a free-standing nanogrid combining wind, solar and batteries to provide security, WiFi, lighting, and charging for phones and tablets.


EnergiPlant
• Wifi
• Lighting
• Chargers

Patented EnergiPlant design is perfect for community settings, easily installed at the beach, in a park, a concert venue, a school, university campus, or corporate campus.


PRIMOWIND
plug in to nature

The benches also offer the opportunity for community messaging or advertising along the bottom similar to bus benches. With potentially 6 or more sides for advertising, the EnergiPlant could pay for itself in 12-18 months with ongoing revenue for the city, community, or university.



The EnergiPlant is perfectly suited for parks, schools, universities, stadiums, and other community locations.

EnergiSeedling

The EnergiSeedling is designed for students grades 4-12 to assemble the units from blueprints to gain a better understanding of the importance of microgrid and nanogrid systems for applications all over the world.


EnergiSeedling
• Empowering The Next Generation
• Hands On Learning

Along with the teachers guide and capstone projects, we provide classrooms with an integrated NGSS-aligned, student-centered curriculum. We provide a hands-on, minds-on approach for STEM, STEAM, CTE Engineering pathways, makerspaces and traditional classrooms.


PRIMOENERGY
If your plan is for 1 year... plant rice.
If your plan is for 10 years... plant trees.
If your plan is for one 100 years... educate children.
Confucius
ENERGISEEDLINGS
for schools

Through our curriculum, students learn about wind power, solar power, energy storage, inverters & converters, and device electricity consumption.

Our Journey

We began with working with the US Navy, followed closely by EnergiPlant orders from parks and universities.

In 2018, we were a top company at the Peace Tech Lab and also won the Most Innovative Product Award from Connect. We are also part of the Smart Transportation Innovation Program and the Southern California Energy Innovation Network.


MOST INNOVATIVE
NEW PRODUCT AWARDS
HALL OF FAME
Winner: Most Innovative Product 2018
Sustainability Category

We launched our sales effort in 2019, and despite the subsequent coronavirus pandemic we were still able to win a Phase 1 and Phase 2 AFWERX SIBR. We recently won another Phase 1 SIBR.

Now in 2021 sales that were in the pipeline from 2019 are coming back in with recent delivery and orders to a beach park in Florida, a multi unit order from a developer in San Diego and many new orders from school districts for our Seedling.

We recently started selling to the Bahamas, Barbados, and Jamaica.

WHY INVEST

Harnessing Renewable Energy for a Cleaner Future

We are and will continue to be the leader in smaller power platforms in the 2-5kW sector.


Primo Energy Stickiness
Patented EnergiPlant design is the only hybrid energy platform
No need to hard wire and no foundation needed
Patented Biomimetic thermoplastic blades
Cantilever design provides quick installation and less cost
Patented 9-blade "drag" rotor
Provides power in common wind speeds of 5-15mph

In the future, we also plan to grow into other areas in the renewable energy space with tremendous potential. We are about to start our first project in commercial wind farming, and we are in the prototype phase of a wave energy project.

We are a diversified renewable energy company with patented products, forward looking with design and engineering capabilities, and a proven track record with patents, awards, and sales.

Join us as we plug into nature and build a future powered by renewable energy.



Meet Our Team



Ned McMahon

CEO & Director

Ned studied engineering at Texas A&M. With a 30 year career in composites Ned founded Malama Composites - innovated rigid PU foam made with non-toxic plant based chemistry.



Josh Franklin

COO & Director

Josh worked for one of the 10 largest utilities in the United States and in many functions including corporate controller, investor relations, regulatory compliance and renewable energy development /finance. Josh has been responsible for the development of over 1,000 MW of wind and solar generation.

He holds an undergraduate degree in Information and Decision Sciences and an MBA in Finance, both from the University of Illinois.



Christinia Marc

Administration Manager, Secretary, Treasurer, and Director

Christinia was raised in San Diego, she worked in the medical insurance field for most of her career. In 2014 Christinia joined Primo Energy to be more involved with Renewable Energy and Disaster Relief.



Venkat Shastri

Chief Engineer

PhD in Electrical and Computer Engineering from the University of Massachusetts. A Research Scientist at Yale University and Consulting Professor at Stanford.

De Sanctis Professor of Engineering and Entrepreneurship, Director of Industry Partnership



Colton Landaiche

Mechanical Engineer

Colton is a fourth-year undergraduate studying Integrated Engineering: Sustainability at the University of San Diego, where he will be completing his BS/BA in May 2022. Passionate about environmental conservation, he chose to work in solar and wind to improve local green energy infrastructure to ultimately reduce reliance on fossil fuels.



Jerry Lang

Director

Jerry Lang grew up in San Diego and went to high school and university locally. He was early in the tech world. He ran a compact disc manufacturing facility in Asia. He became an owner of the company which was later sold. Jerry now is an independent investor.



Will Thomas

Warehouse Manager

Born and raised in San Diego after high school he spent 16 years in the MidWest, where he worked construction jobs.

Will moved back to San Diego 2018 with his son and is now working for Primo Energy where he is the Warehouse Manager.

Offering Summary

Company	Primo Energy, Inc.
Corporate Address	7350 Trade Street, Suite B, San Diego, CA 92121
Offering Minimum	$9,999.54
Offering Maximum	$1,069,998.96
Minimum Investment Amount (per investor)	$249.66

Terms

Offering Type	:	Equity
Security Name	:	Common Stock
Minimum Number of Shares Offered	:	4,566
Maximum Number of Shares Offered	:	488,584
Price per Share	:	$2.19
Pre-Money Valuation	:	$24,974,530.05

**Maximum number of shares offered subject to adjustment for bonus shares. See bonus info below.*

Voting Rights of Securities Sold in this Offering

Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Investment Incentives*

Early Bird

Friends and Family - First 72 hours | 15% bonus shares

Super Early Bird - Next 72 hours | 10% bonus

Early Bird Bonus - Next 7 days | 5% bonus shares

Volume

Tier 1 perk - ($5,000+ 50% disc. on Primo Seedling)

Tier 2 perk - ($10,000+ 5% bonus shares)

Tier 3 perk - ($25,000+ 10% bonus shares)

**All perks occur when offering is complete.*

The 10% StartEngine Owners' Bonus

Primo Energy, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $2.19 / share, you will receive 10 additional shares of Common Stock, meaning you'll own 110 shares for $219. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

Irregular Use of Proceeds

Example - The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments and salary made to one's self, a friend or relative; Any expense labeled "Administration Expenses" that is not strictly for administrative purposes; Any expense labeled "Travel and Entertainment"; Any expense that is for the purposes of inter-company debt or back payments.

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

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California Investor Only - Do Not Sell My Personal Information

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Everything we do requires power—yet 1 billion people worldwide are without access to electricity.

Energy demand will only increase as the population grows, and with more U.S. cities mandating clean energy, it's clear that renewable sources will enter nearly every industry in the future.

We're PrimoEnergy—the forward-looking innovator with 100% renewable hybrid energy products that use wind, solar, and batteries in tandem, keeping the power on when it goes out, delivering it where previously unavailable, and offering cleaner solutions for our changing world.

Our game-changing wind turbine was inspired by high-speed sailing yachts—this patented torque design uses biomimetic and molded blades to provide power and charge batteries at lower wind speeds common around the world.

Primo's small and elegant nano-grid designs are spread across four distinct products—meaning there's a solution for everyone that can be used virtually everywhere. This allows us to serve three markets simultaneously, including the $54 billion urban and public safety segment.

To date, our products have been used to aid in disaster relief, to build energy platforms for parks and universities, and even to power a Naval Arctic research station.

We've been recognized by winning Most Innovative Product by Connect San Diego in 2018, and earned a $750K grant from the U.S. Air Force. We also have orders from 20 different schools for our Seedling, a STEM learning tool that uses our unique technology to empower the next generation of innovators.

Primo will continue to be the leader in smaller power platforms, thanks to an executive team that draws on decades of hands-on experience in solar and clean energy, business development, software, and meteorology.

Primo will break into the consumer market with Primo Spark, our most portable and still powerful option yet. Plug Into Nature with PrimoEnergy—harvesting nature's power to benefit communities everywhere. Join us as an investor today.

-

<u>Social Ads</u>

1: Product Opportunity

Audio Video

PrimoEnergy is the company using wind, solar, and batteries in tandem to bring power where none is available. Our sustainable products have powered parks, universities, an arctic Naval base, and up next: an Air Force program. We're building the future of renewable energy with products that can be used virtually anywhere.

Click to invest in the future of power.

2: Investment Opportunity

Audio Video

Don’t miss this chance to invest in the company recently awarded an almost million dollar grant from the U.S. Airforce’s AFWERX program. PrimoEnergy’s elegant nano-grids use wind, solar, and batteries in tandem.

With our current contracts, we are poised to sell over $1 million dollars in 2021, spread across 3 distinct markets.

Click to invest in the company awarded Most Innovative Product by Connect San Diego in 2018.

-

Everything we do requires power, yet 1 billion people don’t have access to electricity. PrimoEnergy brings electricity to hospitals, schools, and communities where none was available. Our products source 100% renewable hybrid energy by using wind, solar, and batteries together.

Click to join in our mission to close the power gap around the world.

Overview Section Video

We're standing in front of Primo's energy plant, so it basically combines wind and solar and outputs power as well as lighting. The energy plant will take the wind power produced by the turbine and the solar through the solar panels on the leaves, and it will store it in a battery and then it's outputted through the USB ports as well as lighting. Everything we need for this energy plant electronics wise is inside the bench. There are USB ports as well as outlets so you're able to charge a wide variety of devices and at night there's actually a light that'll turn on. What's special about the energy plant is that it's really innovative engineering encased in a beautiful structure so a lot of time when we think of engineering we just think of circuits or more basic elements that don't really combine the human aspect, but this really is able to combine that human aspect and be such a source of light. Not only is this a beautiful structure in such a positive light in the engineering building, but it's also become a hotspot for people to just hang out, and Primo was able to work directly with disaster relief. Our CEO actually took an energy plant to a country that was hit by a really bad hurricane, and our energy plant was the only source of power there for at least 12 hours. I was really excited about this project because as a student I was finally able to see what we learn in the classroom come to real life and what I loved about this project is not only is it innovative but it's renewable, it's self-contained, and I'm able to combine my skills with my passion.

The Solution Section Video

Hi, I'm Ned McMahon, and I started Primo to provide power and realistic wind speeds of 5 to 25 miles an hour. We started with a horizontal savonius design, but it didn't put out the power we wanted, so we made a shift, and now, we have a patented biomimetic torque blade design a thermoplastic that works together with our proprietary generator. The new units work brilliantly and have been deployed at cities and universities with the Marines and the Navy in the Arctic. We even have a hybrid energy plant using wind solar and batteries as a self-contained USB charging station with lighting a Wi-Fi hotspot and security cameras. Please check out our full line of clean wind energy products at primowind.com.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 7-13% (seven to thirteen percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities beingoffered and sold by the issuer on StartEngine Capital's website.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
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target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
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EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF INCORPORATION OF "PRIMO ENERGY, INC.", FILED IN THIS OFFICE ON THE TWELFTH DAY OF NOVEMBER, A.D. 2019, AT 8:55 O`CLOCK A.M.

A FILED COPY OF THIS CERTIFICATE HAS BEEN FORWARDED TO THE KENT COUNTY RECORDER OF DEEDS.

Jeffrey W. Bullock, Secretary of State

7699259 8100
SR# 20198021995

Authentication: 203995570
Date: 11-13-19

State of Delaware
Secretary of State
Division of Corporations
Delivered 08:55 AM 11/12/2019
FILED 08:55 AM 11/12/2019
SR 20198021995 - File Number 7699259

CERTIFICATE OF INCORPORATION
OF
PRIMO ENERGY, INC.

The undersigned (the "Sole Incorporator"), for the purpose of organizing a corporation to conduct the business and promote the purposes hereinafter stated, under the provisions and subject to the requirements of the laws of the State of Delaware hereby certifies that:

I.

The name of this corporation is Primo Energy, Inc. (the "Company").

II.

The address of the Company's registered office in the State of Delaware is 1012 College Road, Suite 201, Dover, County of Kent, Delaware 19904. The name of the registered agent at such address is Telos Legal Corp.

III.

The purpose of the Company is to engage in any lawful act or activity for which a corporation may be organized under the Delaware General Corporation Law ("DGCL").

IV.

A. The total number of shares of all classes of stock that the Company has authority to issue is 15,000,000 shares, consisting of: 14,000,000 shares of Common Stock, $0.0001 par value per share (the "Common Stock"), and 1,000,000 shares of Preferred Stock, $0.0001 par value per share (the "Preferred Stock"). The number of authorized shares of Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of capital stock representing a majority of the voting power of all the then-outstanding shares of capital stock of the Corporation entitled to vote thereon irrespective of the provisions of Section 242(b)(2) of the DGCL, and no vote of the holders of the Common Stock voting separately as a class shall be required therefor.

B. The Company's Board of Directors (the "Board of Directors") is hereby authorized, subject to any limitations prescribed by the law of the State of Delaware, by resolution or resolutions adopted from time to time, to provide for the issuance of shares of Preferred Stock in one or more series, and, by filing a Certificate of Designation pursuant to the applicable law of the State of Delaware setting forth such resolution or resolutions, to establish from time to time the number of shares to be included in each such series, to fix the designation, powers (including voting powers), preferences and relative, participating, optional or other rights (and the qualifications, limitations or restrictions thereof) of the shares of each such series and to increase (but not above the total number of authorized shares of the class) or decrease (but not below the number of shares of such series then outstanding) the number of shares of any such series. The number of authorized shares of Preferred Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the voting power of all the then-outstanding shares of capital stock of the Corporation entitled to vote thereon irrespective of the provisions of Section 242(b)(2) of the DGCL, and, unless otherwise expressly provided in any Certificate of Designation designating any series of Preferred Stock pursuant to the foregoing provisions of this Article IV, no separate vote of the holders of Preferred Stock or any series thereof shall be required therefor.

C. Except as otherwise expressly provided in any Certificate of Designation designating any series of Preferred Stock pursuant to the foregoing provisions of this Article IV, (i) any new series of Preferred Stock may be designated, fixed and determined as provided herein by the Board of Directors without approval of the holders of Common Stock or the holders of Preferred Stock, or any series thereof, and (ii) any such new series may have powers, preferences and rights, including, without limitation, voting rights, dividend rights, liquidation rights, redemption rights and conversion rights, senior to, junior to or pari passu with the rights of the Common Stock, the Preferred Stock, or any future class or series of Preferred Stock or Common Stock.

V.

A. A director of the Company shall not be personally liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the Company or its stockholders; (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (iii) under Section 174 of the DGCL, or (iv) for any transaction from which the director derived any improper personal benefit. If the DGCL is amended hereafter to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Company shall be eliminated or limited to the fullest extent permitted by the DGCL, as amended.

B. The Company shall indemnify to the fullest extent permitted by law any person made or threatened to be made a party to any action or proceeding, whether criminal, civil, administrative, or investigative, by reason of the fact that he, his testator or intestate is or was a director, officer, or employee of the Company or any predecessor of the Company or serves or served any other enterprise as a director, officer, or employee at the request of the Company or any predecessor of the Company.

C. Any repeal or modification of this Article V shall only be prospective and shall not affect the rights under this Article V in effect at the time of the alleged occurrence of any action or omission to act giving rise to liability.

VI.

Whenever a compromise or arrangement is proposed between the Company and its creditors (or any class of them) and/or between the Company and its stockholders (or any class of them), any court of equitable jurisdiction within the State of Delaware may, on the application in a summary way of the Company or of any creditor or stockholder thereof or on the application of any receiver or receivers appointed for the Company under § 291 of Title 8 of the Delaware Code or on the application of trustees in dissolution or of any receiver or receivers appointed for the Company under § 279 of Title 8 of the Delaware Code order a meeting of the creditors or class of creditors, and/or of the stockholders or class of stockholders of the Company, as the case may be, to be summoned in such manner as the said court directs. If a majority in number representing three fourths in value of the creditors or class of creditors, and/or of the stockholders or class of stockholders of the Company, as the case may be, agree to any compromise or arrangement and to any reorganization of the Company as a consequence of such compromise or arrangement, such compromise or arrangement and such reorganization shall, if sanctioned by the court to which the such application has been made, be binding on all the creditors or class of creditors, and/or on all the stockholders or class of stockholders, of the Company, as the case may be, and also on the Company.

VII.

Unless the Company consents in writing to the selection of an alternative forum, the sole and exclusive forum for (a) any derivative action or proceeding brought on behalf of the Company, (b) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of the Company to the Company or the Company's stockholders, (c) any action asserting a claim arising pursuant to any provision of the DGCL, or (d) any action asserting a claim governed by the internal affairs doctrine shall be the Court of Chancery of the State of Delaware (or, if the Court of Chancery does not have jurisdiction, the federal district court for the District of Delaware). Any person or entity purchasing or otherwise acquiring any interest in shares of capital stock of the Company shall be deemed to have notice of and consented to the provisions of this Article VII.

VIII.

For the management of the business and for the conduct of the affairs of the Company, and in further definition, limitation and regulation of the powers of the Company, of its directors and of its stockholders or any class thereof, as the case may be, it is further provided that:

A. The management of the business and the conduct of the affairs of the Company shall be vested in the Board of Directors. The number of directors which shall constitute the whole Board of Directors shall be fixed by the Board of Directors in the manner provided in the Bylaws, subject to any restrictions which may be set forth in this Certificate of Incorporation.

B. The Board of Directors is expressly empowered to adopt, amend or repeal the Bylaws of the Company. The stockholders shall also have the power to adopt, amend or repeal the Bylaws of the Company; *provided however*, that, in addition to any vote of the holders of any class or series of stock of the Company required by law or by this Certificate of Incorporation, the affirmative vote of the holders of at least a majority of the voting power of all of the then-outstanding shares of the capital stock of the Company entitled to vote generally in the election of directors, voting together as a single class, shall be required to adopt, amend or repeal any provision of the Bylaws of the Company.

C. The directors of the Company need not be elected by written ballot unless the Bylaws so provide.

IX.

The Corporation elects not to be governed by Section 203 of the DGCL.

X.

The name and mailing address of the Sole Incorporator is as follows:

Amit Singh, Esq.
Stradling Yocca Carlson & Rauth, P.C.
4365 Executive Drive, Suite 1500
San Diego, CA 92121

IN WITNESS WHEREOF, this Certificate of Incorporation has been subscribed this 11th day of November, 2019 by the undersigned, who affirms that the statements made herein are true and correct.

/s/ Amit Singh, Esq.
Amit Singh, Esq.
Sole Incorporator